SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. 2)(1)

                         TERAGLOBAL COMMUNICATIONS CORP.
                         -------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   880771 10 0
                                   -----------
                                 (CUSIP Number)

    WallerSutton 2000, L.P.                           with a copy to:
    c/o WS Capital, LLC                               Paul A. Gajer, Esq.
    500 West Putnam Ave., 3rd Floor                   RubinBaum LLP
    Greenwich, CT 06830                               30 Rockefeller Plaza
    (203) 861-7080                                    New York, NY 10112
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                    CUSIP NO. 880771 10 0                   13D
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     1   NAME OF REPORTING PERSON  WallerSutton 2000, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597858

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS* 00
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
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                       7    SOLE VOTING POWER             44,457,361       62.3%
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0 shares            0%
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        44,457,361       62.3%
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0 shares            0%
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            44,457,361 shares

--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     62.3%


--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:* PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                    CUSIP NO. 880771 10 0                   13D
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON  WallerSutton 2000, L.L.C.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597859

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS* 00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             44,457,361       62.3%
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0 shares            0%
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        44,457,361       62.3%
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0 shares            0%
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            44,457,361 shares

--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     62.3%


--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:* 00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    CUSIP NO. 880771 10 0                   13D

      This amendment, dated February 5, 2002, amends the Schedule 13D filed with the Securities and Exchange Commission on June 28, 2001, as amended on January 31, 2002 (the "First Amendment"), and relates to the beneficial ownership of WallerSutton 2000, L.P. ("WallerSutton") and its sole general partner, WallerSutton 2000 L.L.C. ("Waller-LLC"), of the Common Stock, par value $0.001 per share, of TeraGlobal Communications Corp.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock"), of TeraGlobal Communications Corp. (the "Issuer"), a Delaware corporation, which has its principal executive offices at 9171 Towne Centre Drive, Suite 600, San Diego, California 92122.

ITEM 3. Source and Amount of Funds or Other Consideration

      The shares of Common Stock purchased by WallerSutton pursuant to the WS Original Default Warrant and the WS New Default Warrant (as such terms, and all other capitalized terms used but not otherwise defined herein, are defined in the First Amendment, collectively, the "Warrants") were purchased pursuant to the cashless exercise option set forth in Section 2.4 of each of the Warrants.

ITEM 4. Purpose of Transaction

      On February 5, 2002, WallerSutton exercised the WS Original Default Warrant and the WS New Default Warrant. By doing so, WallerSutton became the owner of record of more than fifty percent (50%) of the Issuer's outstanding Common Stock, and has the voting power to elect additional members to the Issuer's board of directors if it chooses to do so, and to approve certain matters presented to the stockholders of the Issuer for a vote, regardless of the vote of other stockholders. WallerSutton is aware of certain proposals (the "Proposals") which have been adopted by the Board of Directors of the Issuer, as described in the Information Statement filed with the Securities and Exchange Commission on February 5, 2002, by the Issuer (File No. 000-25115) (the "Information Statement"). The Proposals consist of (1) an amendment to the Issuer's Certificate of Incorporation to authorize 1,000,000 shares of "blank check" Preferred Stock; (2) an amendment to the Issuer's Certificate of Incorporation to effect a Reverse Split (as defined in the Information Statement); and (3) the formation of a subsidiary corporation (the "New Subsidiary") and the authorization to transfer all of the Issuer's operating assets and certain of its liabilities to the New Subsidiary. WallerSutton's current intention is to execute the Consent Resolution (as defined in the Information Statement) and thereby to vote in favor of the Proposals.

ITEM 5. Interests in Securities of the Issuer.

      (a) The following sets forth the aggregate number and percentage (based on 60,530,437 shares of Common Stock outstanding, as indicated in Information Statement) of shares of Common Stock owned beneficially by WallerSutton and Waller-LLC, as of February 5, 2002:

                    CUSIP NO. 880771 10 0                   13D

                                      Shares of             Percentage of Shares
                                     Common Stock             of Common Stock
Name                              Beneficially Owned         Beneficially Owned
----                              ------------------        --------------------
WallerSutton 2000, L.P.            44,457,361 shares               62.3%
WallerSutton 2000 L.L.C.           44,457,361 shares               62.3%

      The 44,457,361 shares of Common Stock beneficially owned by WallerSutton and Waller-LLC consist of (i) right to acquire 5,597,016 shares of Common Stock upon conversion of 5,597,016 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share, owned by WallerSutton, (ii) 9,782,608 shares of Common Stock acquired pursuant to the exercise of the WS Original Default Warrant, (iii) right to acquire 3,212,936 shares of Common Stock pursuant to the WS Original Bridge Warrant, (iv) 24,590,847 shares of Common Stock acquired pursuant to the exercise of the WS New Default Warrant, and (v) right to acquire 1,273,954 shares of Common Stock pursuant to the WS New Bridge Warrant. Based upon 60,530,437 shares of Common Stock outstanding, as indicated on the Information Statement, WallerSutton beneficially owns 62.3% of the Common Stock. Waller-LLC is the sole general partner of WallerSutton and therefore beneficially owns the securities held by WallerSutton. All derivative securities of the Issuer held by WallerSutton are currently exercisable.

      (b) WallerSutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the Issuer's shares owned by WallerSutton.

      (c) Response to ITEM 4 is incorporated herein by reference.

      (d) Not Applicable.

      (e) Not Applicable.

                    CUSIP NO. 880771 10 0                   13D

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: February 5, 2002
                               WALLERSUTTON 2000, L.P.

                               By: WallerSutton 2000 L.L.C., its general partner

                               By:      /s/ John T. Woodruff
                                        ---------------------------
                                        Name: John T. Woodruff
                                        Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: February 5, 2002
                               WALLERSUTTON 2000 L.L.C.

                               By:      /s/ John T. Woodruff
                                        ---------------------------
                                        Name: John T. Woodruff
                                        Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).